SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
ACT OF 1934

For the month of July 2003

(Commission File No. 1-14668)

Energy Company of Paraná
(Translation of registrant’s name in English)

Rua Coronel Dulcidío, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes      No   X

FOR IMMEDIATE RELEASE

Contacts in Brazil Ricardo Portugal Alves 011-5541-222-2871 ricardo.portugal@copel.com Solange Maueler 011-5541-331-4359 solange@copel.com	Contacts in New York Isabel Vieira - ivieira@hfgcg.com Lauren Puffer - lpuffer@hfgcg.com 646-284-9432/9426

COPEL ANNOUNCES CONTRACT RENEGOTIATION WITH USINA

Curitiba, Brazil, July 30, 2003- Companhia Paranaense de Energia – COPEL (NYSE: ELP; LATIBEX: XCOP), a Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, announced today that it concluded its energy purchase contract renegotiation, which was initially signed in 1999, with Usina Hidrelética de Itiquira (Itiquira Powerplant).

The Itiquira Powerplant, located in the state of Mato Grosso and whose operations started in October 2002, and has 156 MW of installed capacity and 107 average MW of assured capacity. The Plant is owned by Tosli Acquisitions, which is controlled by NRG Energy, a U.S. -based Company.

The new terms of the contract are favorable for Copel. The main aspects of the contract are:

a)	The price of energy bought from Itiquira was reduced in relation to the initial contract, with Copel settling the amounts related to its use of the energy during the negotiation period;

b)

Changes in the structure of the contract: After the negotiation, Copel is no longer a party in a non-guaranteed energy contract, becoming entitled to receive from Itiquira, for 11 years, 107 average MW in firm capacity.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA — COPEL

Date: July 31, 2003

By: /s/ Ronald Thadeu Ravedutti Name: Ronald Thadeu Ravedutti Title: Principal Financial Officer